October 5, 2010

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	MARKETOCRACY FUNDS (the “Trust”)
Securities Act Registration No: 333-82833
Investment Company Act Registration No: 811-09445
The Masters 100sm Fund (S000005261)

Dear Ms. Hatch:

This correspondence is being filed in response to your oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, on behalf of the Trust, on September 29, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 21 to its registration statement.  PEA No. 21 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 26, 2010, for the purpose of conforming the Trust’s Prospectus for its series, The Masters 100sm Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: In the Summary Section - Fees and Expenses of the Fund, with respect to the “Annual Fund Operating Expenses” table, please delete footnote 1.

Response:  The Trust responds by deleting footnote 1 as requested, and by modifying the “Other Expenses” line item in the “Annual Fund Operating Expenses” table to read “Other Expenses (Administration Fees),” in accordance with instruction 3(c)iii to Item 3 of Form N-1A which allows a Fund to include the components of “Other Expenses” in a parenthetical to the caption.

2.
Staff Comment: In the Summary Section - Principal Investment Strategies, with respect to the first sentence which reads, “The Fund primarily invests in stocks of U.S. and foreign companies…,” please revise to be more specific as to the types of investments in which the Fund invests (e.g., common stock, preferred stock, etc.).  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the sentence as follows:

“The Fund primarily invests in stocks of U.S. and foreign companies ~~(including investment companies)~~ of any size, seeking to outperform the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500 Index”).  The types of securities in which the Fund will generally invest include common stocks, preferred stocks, American Depositary Receipts (“ADRs”), investment companies and exchange traded funds (“ETFs”).”

3.
Staff Comment: In the Summary Section - Principal Investment Strategies, with respect to the second and third bulleted items under the paragraph titled “Top-Ranked” Marketocracy.com® Model Portfolios and Stocks,” please revise to include the specific criteria or analysis used to identify those companies that are considered “top-ranked.”  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising that referenced paragraph by deleting the phrase “Top-Ranked” from the heading and by revising the paragraph immediately following the bulleted text and currently entitled “The m100” as follows:

“Top-Ranked” Portfolios and Tthe “m100.”  For its subscribers, including MCM, MDS publishes research about the “top-ranked” Marketocracy.com portfolios and their stocks ~~(including those of investment companies, exchange traded funds (“ETFs”) and American Depository Receipts (“ADRs”))~~.  In identifying those “top-ranked” portfolios, MDS’ proprietary ranking methodology assesses each qualifying member’s long-term (at least five years) and short-term model portfolio performances.  MDS applies various proprietary tests to discern the specific contributions that stock-picking skill, market, sector, style, trading and other factors make to those performances.  In doing so, MDS tries separating out market and sector-wide contributions from stock picking abilities and identifying particular sector, style, trading and other factors in which the member has excelled and those in which the member has not.”

Further response: The Trust responds by similarly revising the Item 9 disclosure on page 5 to delete the phrase “Top-Ranked” from the heading and by revising the immediately following paragraph currently entitled “The m100” as follows:

“Top-Ranked” Portfolios and ~~T~~the “m100.”  For its subscribers, including MCM, MDS publishes research about the “top-ranked” Marketocracy.com portfolios and their stocks ~~(including those of investment companies, ETFs and ADRs)~~.  In identifying those “top-ranked” portfolios, MDS’ proprietary ranking methodology assesses each qualifying member’s long-term (at least five years) and short-term model portfolio performances.  MDS applies various proprietary tests to discern the specific contributions that stock-picking skill, market, sector, style, trading and other factors make to those performances.  In doing so, MDS tries separating out market and sector-wide contributions from stock picking abilities and identifying particular sector, style, trading and other factors in which the member has excelled and those in which the member has not.”

If you have any additional questions or require further information, do not hesitate to contact John Hadermayer, Esq. at (414) 765-6029.

Sincerely,

/s/ Kendrick W. Kam
President
Marketocracy Funds